Exhibit 99.150

Fire & Flower Appoints Matthew Hollingshead, President of Hifyre, to Chief I novation Officer

/NOT FOR DISSEMINATION INTHE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES./

TORONTO, May 21, 2021 /CNW/ - Fire & Flower Holdings Corp. (“Fire & Flower” or the “Company”) (TSX: FAF) (OTCQX: FFLWF), today announced the appointment of Matthew Hollingshead to his new role as Chief Innovation Officer (“CINO”). Mr. Hollingshead will also continue to serve as President of the Company’s wholly-owned indirect subsidiary, Hifyre Inc. (“Hifyre”).

Matthew Hollingshead, Chief Innovation Officer of Fire & Flower and President of Hifyre (CNW Group/Fire & Flower Holdings Corp.)

Mr. Hollingshead joined the Company in 2018 when Hifyre was acquired by Fire & Flower as part of the Company’s focus as a technology-enabled retailer. Effective today, in his new role as CINO, Mr. Hollingshead will continue to work closely with CEO Trevor Fencott and co-lead the Company’s strategic technological advancements. He will also create and oversee the successful execution of the Company’s new organization-wide innovation plan. As part of the executive leadership team, this role will be responsible for implementing the Company’s near and long-term strategic business opportunities.

“Matthew has championed innovation at Fire & Flower and in the cannabis tech industry for years. His decade of legal medical and adult-use cannabis experience combined with his creative vision for the future of retail technology has been instrumental in positioning Fire & Flower at the forefront of this highly competitive industry,” said Trevor Fencott, President and CEO of Fire & Flower. “Under Matthew’s leadership, Hifyre has become a foundational element of Fire & Flower’s retail success and has been the key to establishing diversified revenue streams for our business and offering our partners unmatched insights into the customer cannabis journey.”

Prior to Hifyre’s acquisition, Matthew founded companies in the digital advertising and software development industries, servicing clients such as Mattel, Novo Nordisk, Puma, Google & MTV. The Hifyre team, under Matthew’s leadership has helped clients build and successfully exit companies for approximately $500 million, including the first online medical cannabis portal for Mettrum, which sold to Canopy Growth in 2017.

“On behalf of our Board of Directors and all our stakeholders, I congratulate Matthew on this new appointment and am eager to see the new and innovative capabilities that Matthew and his team develop. We look forward to Matthew’s future contributions as part of our executive leadership team as we continue to execute on our journey to being the global leader in retail cannabis technology,” concludes Mr. Fencott.

About Fire & Flower

Fire & Flower is a leading, technology-powered, adult-use cannabis retailer with more than 80 corporate-owned stores in its network. The Company leverages its wholly-owned technology development subsidiary, Hifyre Inc., to continually advance its proprietary retail operations model while also providing additional independent high-margin revenue streams. Fire & Flower guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the Hifyre™ digital retail and analytics platform empowers retailers to optimize their connections with consumers. The Company’s leadership team combines extensive experience in the technology, cannabis and retail industries.

Through the strategic investment of Alimentation Couche-Tard Inc. (owner of Circle K convenience stores), the Company has set its sights on global expansion as new cannabis markets emerge and is poised to expand into the United States when permitted through its strategic licensing agreement with American Acres Managers upon the occurrence of certain changes to the cannabis regulatory regime.

Fire & Flower is a multi-banner cannabis retail operator that owns and operates the Fire & Flower, Friendly Stranger, Happy Dayz and Hotbox brands. Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc. and Friendly Stranger Holdings Corp., licensed cannabis retailers that own and operate cannabis retail stores in the provinces of Alberta, Saskatchewan, Manitoba and Ontario, and the Yukon territory.

To learn more about Fire & Flower, visit www.fireandflower.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to the Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements, including with respect to the closing of the Transaction on the terms described herein or at all. Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: final regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward- looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in the Company’s annual information form dated April 30, 2021 and the heading “Risks and Uncertainties” in the management discussion and analysis for the fiscal year ended January 30, 2021 filed on its issuer profile on SEDAR at www.sedar.com. The forward- looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

SOURCE Fire & Flower Holdings Corp.

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%SEDAR: 00044938E

For further information: Investor Relations, investorrelations@fireandflower.com, 1-833-680-4948; Media Relations, media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 07:32e 21-MAY-21